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                                                                    EXHIBIT 99.9



                             [Form of Press Release]

FOR IMMEDIATE RELEASE:
Wednesday March 18, 1998

                    HART- SCOTT-RODINO WAITING PERIOD EXPIRES

     Irvine, Calif., March 18, 1998 -- Siebe plc ("Siebe"), WDR Acquisition Corp. and Wonderware Corporation ("Wonderware") announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, applicable to the acquisition of shares of Common Stock, par value $0.001 per share of Wonderware, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of February 15, 1996, as amended on February 24, 1998, by and between Wonderware and The First National Bank of Boston, as Rights Agent (the "Shares"), by WDR Acquisition Corp. pursuant to its tender offer, has expired and that neither the Federal Trade Commission nor the Antitrust Division of the United States Department of Justice has requested additional information in connection therewith. Accordingly, the condition of the tender offer relating to the expiration of the applicable Hart-Scott-Rodino waiting period has been satisfied. Pursuant to a merger agreement among the companies, WDR Acquisition has offered $24.00 in cash per share for all issued and outstanding stock of Wonderware including the Rights. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, April 3, 1998, unless extended.

     Siebe is one of Britain's largest diversified engineering and electronics groups, incorporating over 200 companies and employing over 50,000 people worldwide. The group designs and manufactures temperature and appliance controls, process automation and control systems, and industrial equipment. Siebe's Control Systems division is a world leader in the commercial building, factory and process automation and systems markets.

     Founded in 1987, Wonderware pioneered Microsoft(R) Windows(R)-based software for developing industrial automation applications. Wonderware's FactorySuite(tm) product line is an integrated suite of easy-to-use software tools for creating factory applications and provides one of the broadest ranges of functionality available on the market today.

     For more information, contact: Siebe plc, Allen Yurko, Chief Executive Officer, Barry Francis, Group Public Relations Director, Telephone: (+44) 1753 855 411; Wonderware Corporation, Sam Auriemma, Vice President, CFO, Telephone:
(714) 450-7967, Tammy Trenkmann, Investor Relations, Telephone: (714) 450-7916; D.F. King & Co., Inc., Thomas Long, Telephone: (212) 493-6920; Taylor Rafferty Associates, James Prout, Telephone: (212) 889-4350.